

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

January 13, 2014

Via E-mail
Mr. Stanislav A. Ploshchenko
Senior Vice President - Finance
Mechel OAO
Krasnoarmeyskaya Street 1
Moscow, Russian Federation 125933

> **Re: Mechel OAO**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **File No. 1-32328**

Dear Mr. Ploshchenko:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ W. John Cash

　　　　　　　　　　　　　　　　W. John Cash
　　　　　　　　　　　　　　　　Branch Chief